FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

35



brasilagro

Earnings Release
1Q24

Conference Call

November 08,2023

10 a.m (Brasília Time)
08 a.m (NY Time)

Portuguese
(with simultaneous translation into English)

Click here to participate

EARNINGS RELEASE 1Q24

São Paulo, November 7, 2023 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **quarter ended September 30, 2023 ("1Q24")**. The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

1Q24 Highlights

(R$ thousand)	1Q24	1Q23	Change
Revenues from Operations	271.759	298.324	-9%
Revenues from Farm Sales	413	1.481	-72%
Net Sales Revenue	**272.172**	**299.805**	**-9%**
Variation in the fair value of biological assets	(7.519)	15.721	n.a.
Net Revenue[1]	**264.653**	**315.526**	**-16%**
Adjusted EBITDA from Operations	**23.053**	**106.241**	**-78%**
Adjusted EBITDA Margin from Operations (%)	*8%*	*36%*	-27 p.p.
Adjusted EBITDA[2]	**23.424**	**107.143**	**n.a.**
Adjusted EBITDA Margin (%)	*9%*	*34%*	-25 p.p.
Net Income from Operations	**29.613**	**41.100**	**-28%**
Net Operating Margin (%)	*11%*	*14%*	-3 p.p.
Net Income	**29.985**	**42.002**	**-29%**
Net Income Margin (%)	*11%*	*13%*	-2 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

23/24 Harvest Estimates - Review

Planted area per culture (hectare)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Projected	Change (%)
Grains	89.523	108.201	21%	105.742	-2%
Soybean	65.772	74.996	14%	78.678	5%
Corn and Corn 2nd Crop	20.293	26.623	31%	17.463	-34%
Bean 2nd Crop	3.457	6.582	90%	9.601	46%
Sugarcane	27.586	25.758	-7%	25.700	0%
Pasture	16.080	15.374	-4%	15.374	0%
Cotton	7.142	7.074	-1%	7.172	1%
Other	28.443	29.284	3%	25.775	-12%
	168.774	**185.691**	**10%**	**179.763**	**-3%**

MESSAGE FROM MANAGEMENT

We began the 2023/24 crop year with net income of R$30.0 million, net margin of 11%, and adjusted EBITDA of R$23.4 million, with net margin of 9%, reflecting the net revenue of R$272.2 million.

The decrease in net income compared to the same period last year, from R$42.0 million in 1Q23 to R$30.0 million in 1Q24, reflects the decline in commodity prices, especially soybeans, corn, and sugarcane, which costs still high, compressing operating margins. This impact was partially offset by the adjustment of the fair value of receivables from farm sales in the period.

The macroeconomic scenario remains uncertain, with the conflicts between Russia/Ukraine and Israel/Hamas, we remain attentive to the possible impacts on input prices. Until today, we have already made 81% of the purchases of inputs. Based on this, we moved forward with the hedging of 23/24 grains. On September 30, we had 49% of soybeans and 45% of corn volume sold.

The agribusiness scenario, on the other hand, was impacted by a super harvest of soybeans and corn, which put pressure on the premiums of these commodities, causing a high impact on prices, especially corn. As a result, we rethought the Company's planting strategy and changed the product mix for the 23/24 harvest. To mitigate operational losses, we reduce the corn area (1st and 2nd crop) by 9,200 hectares, this reduction was partially offset by an increase in soybeans and beans areas, crops that have better margins.

By the end of this release, we had planted 35% of the soybeans in the optimal planting window. The weather forecast continues to indicate a moderate El Niño year, with a higher point of attention in the Bahia region, due to the long-term drought forecast.

We have already delivered 1,6 million tons of sugar cane from the 2023 harvest, with emphasis on harvesting in the Midwest where we had good productivity. By the end of the harvest, we must deliver 2.1 million tons, in line with the estimate.

The Shareholders Meeting held on October 24 approved the distribution of R$320.0 million in dividends, equivalent to R$3.21 per share, corresponding to dividend yield of 13%, reaffirming our commitment to generating returns for our shareholders.

Despite the challenges, we are confident of delivering good results in yet another cicle of agricultural production with crop 23/24, proud of our contribution to one of the most attractive sectors of the country's economy. We continue with the protagonism, working in the search for new opportunities for growth and generation of value not only for investors and stakeholders, but for the whole society.

André Guillaumon, CEO of BrasilAgro

Property Portfolio

The Company's property portfolio comprises 273,486 hectares across five Brazilian states, as well as in Paraguay and Bolivia.

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brazil	**144.732**	**59.092**	**98.217**	**59.092**
Bahia	86.241	-	61.142	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**58.722**	**-**	**33.555**	**-**
Total	**213.329**	**60.157**	**139.697**	**60.157**
Total (Owned + Leased)	**273.486**		**199.854**	

The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

	22/23	Participation (%)	23/24	Participation (%)
Owned	217.737	78%	213.329	78%
Leased	60.157	22%	60.157	22%
Total Area	**277.894**	**100%**	**273.486**	**100%**
Owned	142.899	70%	139.697	70%
Leased	60.157	30%	60.157	30%
Total Area	**203.056**	**100%**	**199.854**	**100%**

OPERATIONAL PERFORMANCE

The table below shows the projected planted area in the 2023/24 crop year by region.

Crop	BA	MA	MT	PI	Brasil	Bolivia	Paraguay	Total
Ratoon Cane	-	15.500	4.737	-	20.237	2.529	-	**22.766**
Plant Cane	-	1.872	683	-	2.555	380	-	**2.934**
Soybean	18.302	7.168	27.912	14.821	68.203	3.125	7.350	**78.678**
Corn	794	-	-	1.352	2.146	498	2.067	**4.711**
Corn 2nd Crop		1.075	10.605	1.072	12.752	-	-	**12.752**
Bean	4.692	-	-	-	4.692	-	-	**4.692**
Bean 2nd Crop	957	-	3.952	-	4.909	-	-	**4.909**
Cotton	1.458	-	-	-	1.458	-	2.223	**3.681**
Cotton 2nd Crop	1.461	-	2.029	-	3.490	-	-	**3.490**
Others	16.890	-	875	-	17.765	4.785	3.225	**25.775**
Agricultural Total	**44.554**	**25.615**	**50.792**	**17.245**	**138.207**	**11.317**	**14.865**	**164.389**
Pasture	10.519	-	700	-	11.219	-	4.155	**15.374**
Grand Total	**55.073**	**25.615**	**51.492**	**17.245**	**149.425**	**11.317**	**19.021**	**179.763**

Due to the high volatility in corn price, which compressing the margins, we changed the mix of planted area. To mitigate operational losses, we reduce the corn area (1st and 2nd crop) by 9,200 hectares, this reduction was partially offset by an increase in soybeans and beans areas, crops that have better margins.

As a result, we plan to reduce the planted area by 3% compared to the initial estimate. In comparison to the last season, the total planted area grew 6.5%.

Production Area by Crop (ha)



23/24 Harvest
(projected)
179.763
hectares
44%
10%
5%
14%
9%
4%
14%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other



23/24 Harvest
(projected)
179.763
hectares
55%
7%
38%
Operated by BrasilAgro
Leased to third parties
Leased area

Status of the Operation

Operation Schedule



1Q
2Q
3Q
4Q
Jul
Ago
Set
Out
Nov
Dez
Jan
Fev
Mar
Abr
Mai
Jun
Soybeans
Corn
Corn 2nd Crop
Beans
Beans 2nd Crop
Cotton
Cotton 2nd Crop
Sugarcane
Planting
Crop

Grains and Cotton

Production per product (tons)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Projected	Change (%)
Soybean	204.606	248.471	21%	248.471	0%
Corn	53.700	60.853	13%	29.521	-51%
Corn - 2nd Crop	69.628	102.566	47%	72.062	-30%
Beans	2.057	5.631	n.a.	5.631	0%
Beans - 2nd Crop	1.957	2.221	13%	5.715	n.a.
Cotton	13.345	13.546	2%	13.789	2%
Cotton - 2nd Crop	8.795	12.740	45%	12.740	0%
Total	**354.088**	**446.028**	**26%**	**387.929**	**-13%**

With the change in the planted area mix, we estimate a reduction of 13% in our grain and cotton production in relation to the initial estimate disclosed last quarter.

So far, we have planted 35% of the soybean crop. Note that we have already planted 71% of soybean in Mato Grosso, within an optimum planting window, with the Jataí Farm already having completed 95% of the planting.

Sugarcane

Sugarcane Harvest Year Result	2022 Harvest Realized (Apr/01 to Dec/31)	2023 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2023 Harvest Realized (Apr/01 to Sep/30)	Change (%)
Tons harvested	1.941.421	2.121.691	9%	1.624.127	-23%
Hectares harvested	24.857	25.178	1%	18.059	-28%
TCH - Harvest tons per hectares	78,10	84,27	8%	89,93	7%

Unlike other crops, the sugarcane crop spans from April to December. By September 30, 2023, we had harvested 1,600 tons of sugarcane, corresponding to 89.96 tons of cane per hectare (TCH).

Below is the current status of the sugarcane harvest. We should conclude the harvest by the end of November.



Harvest Area (hectares) until nov/23
96%
25.178
Hectares



Production (thousand tons) until nov/23
96%
2.121,7
Tons

Cattle Raising

Cattle Raising	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Realized	Change (%)
Hectares	16.080	15.374	-4%	14.715	-4%
Number of heads	21.652	20.164	-7%	20.740	3%
Meat production (kg)	2.572.377	2.918.317	13%	310.064	-89%
Weight Gain per Day	0,61	0,56	-9%	0,26	-54%
Weight Gain per hectare	160	190	19%	21	-89%

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 20,700 head of cattle over 14,715 hectares of active pasture in Brazil and Paraguay.

Note that the first four months of each crop year historically register lower weight gain, due to the distribution of rainfall and availability of pasture.

Production Cost

23/24 Breakdown Production Cost (%)	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**79%**	**78%**	**89%**	**88%**	**92%**	**64%**	**50%**
Seeds	15%	18%	22%	1%	14%	0%	0%
Fertilizers	25%	31%	31%	13%	25%	10%	0%
Defensives	16%	13%	9%	30%	27%	6%	0%
Agricultural services	20%	14%	22%	25%	23%	40%	0%
Fuels and Lubricants	2%	3%	4%	5%	0%	9%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	35%
Others	1%	0%	1%	14%	3%	0%	7%
Fixed costs	**21%**	**22%**	**11%**	**12%**	**8%**	**36%**	**50%**
Labor	5%	4%	3%	6%	3%	3%	30%
Depreciation and amortization	3%	2%	2%	3%	3%	11%	13%
IFRS 16 and leasing	12%	15%	5%	2%	1%	16%	0%
Others	1%	1%	1%	1%	1%	5%	8%

Production Cost (R$ / ha)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Projected	Change (%)
Soybean[1]	5.753	4.956	-14%	4.886	-1%
Corn[1]	5.771	4.918	-15%	4.680	-5%
Corn 2nd Crop	4.267	3.312	-22%	3.528	7%
Beans	3.713	2.835	-24%	2.871	1%
Beans 2nd Crop	2.706	1.943	n.a.	2.076	7%
Cotton	9.169	8.258	-10%	8.227	0%
Cotton 2nd Crop	14.154	10.399	-27%	10.865	4%
Sugarcane	10.065	10.113	0%	10.085	0%
Others [2]	768	1.494	95%	481	-68%

(1) includes area opening amortization

(2) Others: sesame and quinoa

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

SEASONALITY

The agribusiness sector presents seasonality throughout the harvest year, especially due to the cycles of each crop and the development of crops that depend on specific climatic conditions. Consequently, the Company's operating revenues are also seasonal, as they are directly related to the crop cycle. Furthermore, the commercial strategy adopted in each harvest also has a seasonal effect and a direct impact on the Company's results. In the first and second quarters (July to December) there is a lower concentration in net revenue from grains and cotton. Sugarcane, on the other hand, has a more linear distribution during exercise.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA (R$ thousand)	1Q24	1Q23	Change
Net Income	**29.985**	**42.002**	-29%
Interest	(36.858)	(49.458)	-25%
Taxes	(8.109)	20.246	n.a.
Depreciations and amortizations	31.663	25.339	25%
EBITDA	**16.681**	**38.129**	**-56%**

Adjusted EBITDA (R$ thousand)	1Q24	1Q23	Change
Net Income	**29.985**	**42.002**	**-29%**
Interest	(36.858)	(49.458)	-25%
Taxes	(8.109)	20.246	n.a.
Depreciations and Amortizations	31.663	25.339	25%
Other operating income/expenses, net	1.859	(3.853)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	7.519	(18.299)	n.a.
Accomplish Fair Value - Biological Asset	(6.010)	86.577	n.a.
Derivatives Results	3.375	4.589	-26%
Adjusted EBITDA	**23.424**	**107.143**	**-78%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	1Q24	1Q23	Change
Net Income	**29.613**	**41.100**	**-28%**
Interest	(36.858)	(49.458)	-25%
Taxes	(8.109)	20.246	n.a.
Depreciations and amortizations	31.663	25.339	25%
EBITDA	**16.309**	**37.227**	**-56%**

Adjusted EBITDA (R$ thousand)	1Q24	1Q23	Change
Net Income	**29.613**	**41.100**	**-28%**
Interest	(36.858)	(49.458)	-25%
Taxes	(8.109)	20.246	n.a.
Depreciations and Amortizations	31.663	25.339	25%
Other operating income/expenses, net	1.859	(3.853)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	7.519	(18.299)	n.a.
Accomplish Fair Value - Biological Asset	(6.010)	86.577	n.a.
Derivatives Results	3.375	4.589	-26%
Adjusted EBITDA	**23.053**	**106.241**	**-78%**

Statement of Income

NET SALES REVENUE

Net Revenue (R$ thousand)	1Q24	1Q23	Change
Total	**272.172**	**299.805**	**-9%**
Real Estate	413	1.481	-72%
Agricultural Products	271.759	298.324	-9%

SALE OF FARM

Farm Sales (R$ thousand)	1Q24	1Q23	Change
Nominal Value of Sale	494	1.999	-75%
Present Value Adjustment	(81)	(518)	-84%
Revenue from Farms Sale	**413**	**1.481**	**-72%**
Sales Taxes	(15)	-	n.a.
Selling Costs	(26)	(579)	-96%
Farm Sale Gain	**372**	**902**	**-59%**

In 1Q24, we recognized gains from the sale of farm in the amount of R$372,000, related to the final measurement of the Jatobá IV farm, and the difference of additional hectares are accounted for only upon delivery.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q24	1Q23	Change
Total	**271.759**	**298.324**	**-9%**
Soybean	74.696	56.871	31%
Corn	31.660	61.711	-49%
Beans	636	318	n.a.
Feather Cotton	12.582	12.734	-1%
Seed Cotton	953	1.028	-7%
Sugarcane	135.872	152.353	-11%
Cattle Raising	8.827	5.437	62%
Leasing	6.693	7.860	-15%
Others	(162)	12	n.a.

Quantity sold (tons)	1Q24	1Q23	Change
Total	**1.079.822**	**1.039.713**	**4%**
Soybean	36.644	19.718	86%
Corn	48.279	61.691	-22%
Beans	168	146	15%
Feather Cotton	1.682	1.300	29%
Seed Cotton	1.475	838	76%
Sugarcane	989.535	955.224	4%
Cattle Raising	1.316	532	n.a.
Others	722	264	n.a.

In 1Q24, net revenue from operations amounted to R$271.8 million, down 9% from 1Q23, mainly due to:

(i) lower corn sales in tons;
(ii) lower prices of soybean and corn;
(iii) the lower sugarcane price, the ATR price it went from R$1.15 in 1Q23 to R$1.00 in 1Q24.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

Changes in the fair value of biological assets (R$ thousand)	1Q24	1Q23	Change
Total	**(6.146)**	**18.299**	**n.a.**
Soybean	(192)	5.660	n.a.
Corn	2.080	(3.928)	n.a.
Cotton	(4.955)	(5.916)	-16%
Others	(638)	(287)	n.a.
Cattle Raising	(5.014)	(8.386)	-40%
Sugarcane	2.572	31.157	-92%

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

The drop in the variation of fair value of biological assets compared to the previous crop year reflects lower commodity prices, particularly sugarcane, and higher costs.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

Reversal of provision for agricultural products after harvest (R$ thousand)	1Q24	1Q23	Change
Total	**(1.373)**	**(2.578)**	**-47%**
Soybean	(1.703)	(1.297)	31%
Corn	346	(765)	n.a.
Cotton	-	(509)	n.a.
Others	(15)	(6)	n.a.

COST OF GOODS SOLD

(R thousand)	1Q24	1Q23	Change
Cost of Goods Sold	**(253.437)**	**(194.373)**	**30%**
Soybean	(71.136)	(35.781)	99%
Corn	(38.687)	(43.635)	-11%
Bean	(295)	(301)	-2%
Feather Cotton	(9.440)	(13.390)	-29%
Seed Cotton	(883)	(739)	n.a.
Sugarcane	(115.981)	(90.426)	28%
Cattle Raising	(9.219)	(6.081)	52%
Leasing	(626)	(449)	39%
Others	(7.170)	(3.571)	n.a.

(R thousand)	1Q24	1Q23	Change
Total Cost of Goods Sold	**(247.429)**	**(280.950)**	**-12%**
Soybean	(74.426)	(53.552)	39%
Corn	(33.892)	(58.363)	-42%
Bean	(295)	(331)	-11%
Feather Cotton	(11.130)	(12.859)	-13%
Seed Cotton	(928)	(734)	n.a.
Sugarcane	(109.577)	(145.208)	-25%
Cattle Raising	(9.219)	(6.081)	52%
Leasing	(626)	(449)	39%
Others	(7.336)	(3.373)	n.a.

Cost of goods sold increased 30% in relation to 1Q23, mainly due to the increase of 86% and 4%, respectively, in soybean and sugarcane sales volume combined with the increase in the prices of fertilizers and manures.

Note that soybean sold this quarter pertains to the last crop year (2022/23), and the decrease in input prices will affect results as from next harvest.

GROSS INCOME BY CROP

Soybeans	1Q24	1Q23	Change
Quantity sold (tons)	36.644	19.718	86%
Net Revenue	74.696	56.871	31%
Unit Price (R$/ton)	2.038	2.884	-29%
Total Cost	(71.136)	(35.781)	99%
Cost (R$/ton)	(1.941)	(1.815)	7%
Gross Unit Result (R$/ton)	97	1.070	-91%
% Gross Result	5%	37%	-32 p.p.
Total	**3.559**	**21.090**	**-83%**

In 1Q24, our gross margin came to 5%, down 32 p.p. from 1Q23, reflecting the 29% drop in selling prices and 7% increase in unit cost, which, in turn, was affected by lower soybean prices and higher prices of fertilizers and seeds in the period.

Corn	1Q24	1Q23	Change
Quantity sold (tons)	48.279	61.691	-22%
Net Revenue	31.660	61.711	-49%
Unit Price (R$/ton)	656	1.000	-34%
Total Cost	(38.687)	(43.635)	-11%
Cost (R$/ton)	(801)	(707)	13%
Gross Unit Result (R$/ton)	(146)	293	n.a.
% Gross Result	-22%	29%	-51 p.p.
Total	**(7.027)**	**18.076**	**n.a.**

In 1Q24, gross margin from corn was a negative 22%, down 51 p.p. from the previous quarter, reflecting the 34% decrease in unit price, combined with the 13% increase in unit cost resulting from the increase in fertilizer prices during the period.

Beans	1Q24	1Q23	Change
Quantity sold (tons)	168	146	15%
Net Revenue	636	318	n.a.
Unit Price (R$/ton)	3.785	2.174	74%
Total Cost	(295)	(301)	-2%
Cost (R$/ton)	(1.755)	(2.056)	-15%
Gross Unit Result (R$/ton)	2.030	118	n.a.
% Gross Result	54%	5%	48 p.p.
Total	**341**	**17**	**n.a.**

In 1Q24, beans delivered strong gross margin of 54%, compared to a negative margin in the previous quarter, chiefly driven by the 74% increase in unit price and a 15% decline in unit cost.

Cotton	1Q24	1Q23	Change
Quantity sold (tons)	3.158	2.138	48%
Net Revenue	13.536	13.762	-2%
Unit Price (R$/ton)	4.287	6.437	-33%
Total Cost	(10.324)	(14.129)	-27%
Cost (R$/ton)	(3.269)	(6.609)	-51%
Gross Unit Result (R$/ton)	1.017	(172)	n.a.
% Gross Result	24%	-3%	26 p.p.
Total	**3.211**	**(367)**	**n.a.**

In 1Q24, cotton delivered excellent results, with gross margin of 24%, up 26 p.p. from 1Q23, mainly reflecting the 51% decrease in unit cost and maintaining good prices for cotton unit.

Despite the increase in amount invoiced, the decline in cotton unit price in 1Q24 vs. 1Q23 is explained by the volume of cotton lint versus cottonseed sold in the period. In 1Q24, 1,475 tons of cottonseed were sold, as against 838 tons in 1Q23.

Sugarcane	1Q24	1Q23	Change
Quantity sold (tons)	989.535	955.224	4%
Net Revenue	135.872	152.353	-11%
Unit Price (R$/ton)	137	159	-14%
Total Cost	(115.981)	(90.426)	28%
Cost (R$/ton)	(117)	(95)	24%
Gross Unit Result (R$/ton)	20	65	-69%
% Gross Result	15%	41%	-26 p.p.
Total	**19.891**	**61.927**	**-68%**

In 1Q24, gross margin from sugarcane came to 15%, down 26 p.p. from 1Q23, caused by the decrease in TRS (total recoverable sugar) price in 1Q23.

Cattle Raising	1Q24	1Q23	Change
Quantity sold (tons)	1.316	532	n.a.
Net Revenue	8.827	5.437	62%
Unit Price (R$/ton)	6.706	10.223	-34%
Total Cost	(9.219)	(6.081)	52%
Cost (R$/ton)	(7.004)	(11.434)	-39%
Gross Unit Result (R$/ton)	(298)	(1.211)	-75%
% Gross Result	-4%	-12%	7 p.p.
Total	**(392)**	**(644)**	**-39%**

The result from cattle raising was affected by lower unit price, which, despite lower costs, declined in relation to the previous quarter.

Total Gross Income	1Q24	1Q23	Change
Soybeans	3.559	21.090	-83%
Corn	(7.027)	18.076	n.a.
Beans	341	17	n.a.
Sugarcane	19.891	61.927	-68%
Cotton	3.211	(367)	n.a.
Cattle raising	(392)	(644)	-39%
Others	(1.264)	3.852	n.a.
Biological Assets	(1.510)	(70.856)	-98%
Agricultural Products	**16.810**	**33.095**	**-49%**
Gain from sale of farm	372	902	-59%
Total	**17.183**	**33.997**	**-49%**

Gross income from the Company's operations came to R$17.2 million in 1Q24, decreasing 49% when compared to the same previous quarter. This result is explained by the reduction in margins from agricultural products caused by lower commodity prices and higher production costs.

SELLING EXPENSES

(R$ thousand)	1Q24	1Q23	Change
Selling expenses	**(15.148)**	**(7.506)**	102%
Freight	(5.173)	(3.666)	41%
Storage and Processing	(9.692)	(3.795)	n.a.
Fees	(39)	-	n.a.
Others	(245)	(45)	n.a.

Selling expenses increased 102% in 1Q24 vs. 1Q23, reflecting:

(i) the R$1.5 million increase in freight expenses, due to higher soybean sales compared to 1Q23;

(ii) the R$3.9 million increase in storage and processing expenses, due to higher cotton volume produced; and

(iii) the recognition of storage expenses in the amount of R$2.0 million, which last year was recognized in the second quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q24	1Q23	Change
General and Administrative Expenses	**(15.799)**	**(14.334)**	**10%**
Depreciation and Amortization	(413)	(305)	36%
Personnel expenses	(9.382)	(6.252)	50%
ILPA expenses	-	(2.834)	n.a.
Expenses with services providers	(1.543)	(973)	59%
Leases and Rents	(163)	(141)	16%
Taxes and fees	(2.842)	(2.560)	11%
Travel expenses	(234)	(69)	n.a.
Softwares & Signatures	(561)	(620)	-10%
Insurance	(228)	(173)	32%
Others expenses	(433)	(408)	6%

General and administrative expenses increased 10% from the previous year, reflecting:

(i) the payment of annual board of directors bonus above estimates;
(ii) the recognition of the fees of directors, which became 100% fixed;
(iii) the increase in expenses with services, mainly attorney's fees.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q24	1Q23	Change
Other operating income/expenses	**(1.218)**	**633**	**n.a.**
Gain/Loss on sale of fixed assets	426	(152)	n.a.
Expenses with lawsuits	320	192	67%
Indemnities (i)	-	930	n.a.
Agricultural losses (ii)	-	(2.586)	n.a.
Acquisition Comissions (iii)	-	(2.228)	n.a.
Subscription bonus (iv)	(1.859)	3.853	n.a.
Others	(105)	624	n.a.

Other operating income / expenses were affected mainly by:

(i) the expenses with commissions for the leased areas incorporated in 1Q23;
(ii) the sugarcane losses in Bolivia (ratoon cane) in 1Q23 caused by drought;
(iii) the indemnity received in connection with the agreement with Agrifirma, which provides for the early payment of unrealized contingencies, resulting in a gain for the Company;
(iv) the impact in the Warrants line, reflecting the variation and consequent value of the warrants issued in connection with the merger of Agrifirma and the variation in the Company's share price.

Note that the warrants operate as a guarantee of the two-year lockup period, considering the specific characteristics of one of Agrifirma's shareholders, and do not represent a premium or advantage for any new shareholder.

FINANCIAL INCOME (LOSS)

(R$ thousand)	1Q24	1Q23	Change
Total	**36.858**	**49.458**	**-25%**
Interest (i)	(10.811)	(6.929)	56%
Monetary variation (ii)	65	(65)	n.a.
Exchange vartiation (iii)	(302)	2.110	n.a.
Present value adjustment (iv)	41.237	18.673	n.a.
Derivative operations results (v)	(4.554)	21.418	n.a.
Other financial income / expenses (vi)	11.223	14.251	-21%

The consolidated financial result is composed of: (i) interest on loans; (ii) FX variation on offshore account; (iii) the present value of receivables from the sale of a farm (based on soybean bag price) and from sugarcane leased areas; (iv) the gain/loss from hedge transactions; and (v) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The decrease in the Interest line reflects our debt profile, approximately 58% of which is pegged to inflation, which increased from -1.33% in July 2022 through September 2022 to 0.61% in July 2023 through September 2023.

The restatement of fair value, in the amount of R$41.2 million in 1Q24, is explained by the variation in the amount to be received from sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms (based on soybean bag price), impacted by the increase in soybean price (R$/bag), reflecting the increase in soybean prices quoted on the Chicago Board of Trade – CBOT (USD and basis).

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U.S. dollar exchange rate.

DERIVATIVE OPERATIONS

HEDGE POSITION ON SEPTEMBER 30, 2023

Safra	Soja			FX		
	Volume	% de hedge[1]	Preço (USD/bu)	Volume (mil)	% de hedge[2]	BRL/USD
22/23	172.293 ton	99%	14,50	USD 72.573	100%	5,47
23/24	122.140 ton	49%	13,12	USD 33.502	41%	5,33

Safra	Milho			FX		
	Volume	% de hedge[1]	Preço (R$/sc)	Volume (mil)	% de hedge[2]	BRL/USD
22/23	89.514 ton	72%	54,98	-	-	-
23/24	43.983 ton	45%	47,02	-	-	-

Safra	Algodão			FX		
	Volume	% of hedge(1)	Preço (R$/lb)	Volume (mil)	% de hedge(2)	BRL/USD
22/23	6.654 ton	100%	87,5	USD 11.701	91%	5,67
23/24	5.998 ton	72%	82,5	USD 16.267	100%	5,53

Safra	Etanol			FX		
	Volume	% of hedge[1]	Preço ($R\$/m^3$)	Volume (mil)	% de hedge	BRL/USD
22/23	30.930 m^3	35%	3.159	-	-	-
23/24	5.700 m^3	4%	2.800	-	-	-

Safra	Açúcar total recuperável (ATR)			FX		
	Volume	% of hedge[1]	Preço (R$/kg ATR)	Volume (mil)	% de hedge	BRL/USD
23/24	26.700 ton	10%	1,08	-	-	-

Safra	Recebíveis de Fazenda			FX		
	Volume	% de hedge[1]	Preço (USD/bu)	Volume (mil)	% de hedge[2]	BRL/USD
2023	104.912 ton	100%	14,09	55.479	100%	5,31
2024	65.513 ton	60%	13,51	28.140	55%	5,44

Note: For ethanol hedge, we consider the 2022/23 crop year as the sugarcane calendar (April through March).


Status Purchase Fertilizers – Nov/23
Nitrogenous
20%
Potassium chloride
88%
Phosphates
85%
NPK - Formulated
95%
Defensive
60%
23/24
19%
81%
Bought
Opened

Balance Sheet

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	09/30/2023	06/30/2023	Change
Cash and Cash equivalents	**344.635**	**383.837**	**-10%**
Cash and Banks	32.221	22.293	45%
Bank deposit certificates	277.993	228.889	21%
Financial Bill	19.154	112.185	-83%
Committed	10.693	15.980	-33%
Others securities	4.574	4.490	2%
Marketable securities	**34.820**	**28.205**	**23%**
National Treasury Note	34.440	27.848	24%
Others securities	380	357	6%
Restricted Marketable securities	**19.793**	**21.580**	**-8%**
Bank deposit certificates	16.790	16.537	2%
Others securities	3.003	-	n.a.
Securities given in guarantee	-	5.043	n.a.
Total	**399.248**	**433.622**	**-8%**

DEBT

(R$ thousand)	09/30/2023	06/30/2023	Change
Short Term	**208.501**	**198.213**	**5%**
Long Term	**338.167**	**356.425**	**-5%**
Total Indebtedness	**546.668**	**554.638**	**-1%**
(+/-) Derivatives	**(19.622)**	**(61.010)**	**-68%**
(=) Adjusted Gross Debt	527.046	493.628	7%
(-) Cash and cash equivalents	399.248	433.622	-8%
(=) Adjusted Net Debt	127.798	60.006	113%
Adjusted EBITDA for the last 12 months	**451.011**	**533.729**	**-15%**
Adjusted Net Debt / Adjusted EBITDA	**0,28x**	**0,11x**	**152%**
Adjusted Net Debt / NAV	**3%**	**2%**	**113%**

The average cost of debt is 97.36% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	09/30/2023	06/30/2023	Change
Sugarcane Sales	60.618	35.732	70%
Grains Sales	95.175	74.220	28%
Cattle Raising Sales	832	1.761	-53%
Leases and Rents	5.565	8.832	-37%
Machinery Sales	2.112	2.425	-13%
Farm Sales	218.057	266.601	-18%
	382.359	**389.571**	**-2%**
Expected losses	(3.720)	(3.613)	3%
Current total	**378.639**	**385.958**	**-2%**
Farm Sales[1]	427.374	442.867	-3%
Non-current total	**427.374**	**442.867**	**-3%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	09/30/2023	06/30/2023	Change
Soybean	23.022	72.003	-68%
Corn	48.961	38.025	29%
Bean	6.923	5.560	25%
Cotton	68.962	31.181	n.a.
Other crops	1.776	2.118	-16%
Agricultural Products	**149.644**	**148.887**	**1%**
Agricultural products - fair value	(5.279)	3.537	n.a.
Supplies	146.178	61.260	n.a.
Total	**290.543**	**213.684**	**36%**

Biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
Saldo em 30 de junho de 2023	**22.705**	**53.484**
Aquisição, Nascimentos | Gastos com aquisição	886	1.940
Gastos com manejo	-	5.839
Vendas	(3.232)	(9.254)
Consumo	(9)	(32)
Variação Cambial	-	520
Variação no valor justo	-	(5.013)
Saldo em 30 de setembro de 2023	**20.258**	**47.254**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	929.513	64.134	157.792	101.273	1.252.712
In June 30, 2023					
Acquisitions	1.600	102	464	45.728	47.894
Reductions	(27)	-	-	-	(27)
Transfers	-	8.917	14.321	(23.238)	-
(-) Depreciation/ Amortization	-	(736)	(5.102)	-	(5.838)
Cumulative Translation Adjustment	10.680	923	2.033	444	14.080
In September 30, 2023	**941.766**	**73.340**	**169.508**	**124.207**	**1.308.821**

DEPRECIATION – AREA CLEARING

(R$ thousand)	1Q24	1Q23	Chg. (%)
Maintenance	(3.407)	(1.483)	n.a.
Opening	(1.694)	(1.492)	14%
Total	**(5.102)**	**(2.976)**	**71%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Fixed assets in progress	Sugarcane	Total fixed assets
Initial Balance	74	36.026	30.269	3.178	69.547	6.495	79.066	155.108
In June 30, 2023								
Acquisitions	-	2.570	679	398	3.647	5.996	4.191	13.834
Reductions	-	(40)	(769)	-	(809)	-	-	(809)
Transfers	-	27	-	-	27	(27)	-	-
(-) Depreciation / Amortization	(5)	(888)	(866)	(115)	(1.874)	-	(12.929)	(14.803)
Cumulative Translation Adjustment	-	33	118	15	166	-	289	455
In September 30, 2023	**69**	**37.728**	**29.431**	**3.476**	**70.704**	**12.464**	**70.617**	**153.785**

ESG | Environmental, Social and Governance

This quarter, the Company continued to advance on the ESG front as part of its commitment to ensuring sustainability across the agricultural chain, always based on transparent relationships with all stakeholders.

As such, we announce the creation of a new area in the Company, which was previously represented by a multifunctional committee, dedicated to sustainability, led by our Legal, Compliance and now Sustainability Officer, Mariana Rezende.

Other highlights were the reelection of the members of the Board of Directors and Fiscal Board, approved at the last Shareholders Meeting. On the same occasion was approved the amendment to our Bylaws to change the membership requirements of our Statutory Audit Committee and to set up a permanent Audit Board, installation of the permanent Fiscal Council and other definitions.

On the social theme, was approved by the Board of Directors the allocation of R$3.0 million to **Instituto BrasilAgro**, corresponding to a distinction of 1.1% of net income for the year ending June 30, 2023.

The relationship with communities are one of the priority themes for our business. Below are the highlights of **Instituto BrasilAgro's** work in recent months:

- Two BrasilAgro employees, Elizabeth Sanchez and Larissa Nascimento, volunteered to administer a class on environmental education in connection with the "Entrepreneurial Journey" project, which provides training to youth in the state and municipal schools in the municipality of São Félix do Araguaia and the district of Espigão do Leste, in Mato Grosso. This project serves 130 young people in the region.

- Conclusion of phase 1 of the "More Education" program, which fosters social inclusion in the municipality of São Raimundo das Mangabeiras, in Maranhão. The project benefited 18 municipal schools and, last quarter, provided training

to managers, coordinators and teachers on public policies, adaptation of the teachers' educational plan to create accessible materials to all children and a presentation of the "pedagogic suitcase" with diverse resources to be used in an inclusive learning process.

- Conclusion of the "Open Doors" project in Correntina, Bahia, which provides professional training to youth from municipal schools to help them learn the necessary skills to enter the job market. Classes are administered at school and online. Students go to school outside regular class hours and participate in a meeting with the professional in charge of the theme of the day. This project served 82 young people in the region.

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On November 7, 2023, BrasilAgro's shares (AGRO3) were quoted at R$29.22, representing market capitalization of R$3.0 billion, while its ADRs (LND) were quoted at US$5.69.



AGRO3 x Ibovespa
(base 100 = 30/09/2022)
130
120
110
100
90
80
70
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22
jul-22
ago-22
set-22
AGRO3
IBOV

HIGHLIGHTS - AGRO3	1Q24	1Q23
Average Daily Traded Volume (R$)	15.048.373	15.477.016
Maximum (R$ per share)	25,93	27,89
Mininum (R$ per share)	20,78	20,04
Average (R$ per share)	22,96	23,70
Closing Quote (R$ per share)	25,66	29,22
Variation in the period (%)	-12%	6%

CONTACT INFORMATION

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team



Gustavo Javier Lopez
CFO e DRI



Ana Paula Ribeiro
Head de RI



Deise Davanzo
Coordenadora de RI



Camila Stankevicius
Analista de RI

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37.182	26.444
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
7	Morotí (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/18	Grains	13.711	13.711
12	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/22	Grains	5.714	5.714
13	Arrojadinho Farm [6]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm [7]	Correntina / BA	jan/20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) [8]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VIII) [9]	Santa Cruz	feb/21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) [10]	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/22	Grains	10.844	5.379
					273.486	199.854

(1) The Company will continue to operate [illegible] hectares of the area sold in Oct/21 until the 2024 harvest
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II farm for up to 11 harvests, involving up to 10,000 hectares
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III farm potentially up to March 31, 2026
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV farm for 15 years of planting of sugarcane, with option of renewal for another 15 years
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V farm for up to 12 years
(6) Previously referred as Partnership VI, the farm was acquired through the merger of Agrifirma
(7) Farm acquired through the merger of Agrifirma
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII farm for up to 10 years
(9) Farm partnership on the farm for one crop
(10) Farm partnership on the farm for up to 12 crops



RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AC
AL
SE
RO
TO
MT
BA
Bolivia
GO
DF
MG
ES
MS
SP
RJ
Paraguay
PR
SC
RS
BrasilAgro Properties
Agricultural Partnerships

MARKET VALUE OF PORTFOLIO

We update the internal market value of our farms annually and, on June 30, 2023, the market value of our portfolio was R$3.1 billion.

To estimate the market value, we consider for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural suitability and potential.

The market value of the Company's portfolio as assessed by Deloitte Touche Tohmatsu, the consulting firm engaged to assess the market value of our properties as on June 30, 2023 was R$3.6 billion. The asset valuation methodology used by Deloitte is based on the most recent standards and guidelines of the Brazilian Association of Technical Standards (ABNT).

Based on Deloitte's valuation, the current value of the average arable hectare of the Company's own areas is R$25,465.43 (CAGR of 18% in the last five years).

The chart below shows the market appraisals of the internal portfolio, carried out by Deloitte Touche Tohmatsu:



Historical Evolution of the Portfolio
11,488
12,697
22,948
25,465
1.3
1.5
1.5
1.6
1.9
3.3
3.4
3.3
3.1
3.6
17/18
18/19
19/20
20/21
21/22
22/23
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

The market value of properties considered while calculating the net asset value is as of June 30, 2023.

NET ASSET VALUE (NAV)

(R$ thousand)	June 30, 2023	
	Book	NAV
BrasilAgro's Equity	**2.250.942**	**2.250.942**
Properties appraisal[1]		2.867.834
(-) Balance Sheet - Land Value (Investment Properties)		(1.308.821)
NAV - Net Asset Value	**2.250.942**	**3.809.955**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,99**	**37,21**

(1) Internal Market Value, considers 6.73% sales tax

Note that the value of properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R$111.52 per bag.

STATEMENT OF INCOME

(R$ thousand)	1Q24	1Q23	Change
Revenues from Farm Sales	413	1.481	-72%
Revenues from grains	108.263	122.251	-11%
Revenues from cotton	14.222	13.813	3%
Revenues from sugarcane	137.238	152.615	-10%
Revenues from cattle raising	9.196	6.006	53%
Revenues from farm leasing	9.252	9.571	-3%
Other revenues	1.314	479	174%
Deductions from gross revenue	(7.726)	(6.411)	21%
Net Sales Revenue	**272.172**	**299.805**	**-9%**
Change in fair value of biological assets and agricultural products	(6.146)	18.299	n.a.
Impairment	(1.373)	(2.578)	-47%
Net Revenue	**264.653**	**315.526**	**-16%**
Cost of Farm Sale	(41)	(579)	-93%
Cost of agricultural products sale	(247.429)	(280.950)	-12%
Gross Profit	**17.183**	**33.997**	**-49%**
Selling Expenses	**(15.148)**	**(7.506)**	**102%**
General and Administrative Expenses	**(15.799)**	**(14.334)**	**10%**
Depreciation and Amortization	(413)	(305)	35%
Personnel expenses	(9.382)	(9.085)	3%
Expenses with services providers	(1.543)	(973)	59%
Leases and Rents	(163)	(141)	16%
Others expenses	(4.298)	(3.830)	12%
Other operating income/expenses, net	**(1.218)**	**633**	**n.a.**
Financial result	**36.858**	**49.458**	**-25%**
Financial income	104.561	127.788	-18%
Interest on Financial Investments	11.934	15.622	-24%
Interest on assets	879	710	24%
Monetary variations	-	51	-100%
Foreign exchange variations	2.011	27.776	-93%
Income from leasings' present value adjustment	4	19.027	-100%
Income from receivables from farm sales' present value adjustment	52.428	4.543	n.a.
Realized results with derivatives	23.227	18.440	26%
Unrealized results with derivatives	14.078	41.619	-66%
Financial expenses	(67.703)	(78.330)	-14%
Interest expenses	(424)	(673)	-37%
Bank charges	(287)	(698)	-59%
Interest on liabilities	(11.690)	(7.639)	53%
Monetary variations	65	(116)	n.a.
Foreign exchange variations	(2.313)	(25.666)	-91%
Expense from leasings' present value adjustment	(8.832)	(4.822)	83%
Expense from receivables from farm sales' present value adjustment	(2.363)	(75)	n.a.
Realized results with derivatives	(6.838)	(11.071)	-38%
Unrealized results with derivatives	(35.021)	(27.570)	27%
Profit (loss) before income and social contribution taxes	**21.876**	**62.248**	**-65%**
Income and social contribution taxes	8.109	(20.246)	n.a.
Profit (loss) for the period	**29.985**	**42.002**	**-29%**
Outstanding shares at the end of the period	102.683.444	102.377.008	**0%**
Basic earnings (loss) per share - R$	**0,2920**	**0,4103**	**-29%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	09/30/2023	06/30/2023	Change
Current assets			
Cash and Cash equivalents	344.635	383.837	-10%
Marketable securities	34.820	28.205	23%
Derivative financial instruments	38.992	76.815	-49%
Trade accounts receivable	420.563	430.035	-2%
Inventories	290.543	213.684	36%
Biologial assets	138.371	216.924	-36%
	1.267.924	**1.349.500**	**-6%**
Non-current assets			
Biological assets	30.002	37.305	-20%
Marketable securities	19.793	21.580	-8%
Derivative financial instruments	2.594	7.032	-63%
Diferred taxes	43.453	30.140	44%
Accounts receivable and other credits	474.360	486.802	-3%
Investment properties	1.308.821	1.252.712	4%
Transactions with related parties	2.265	2.157	5%
Investments	2.591	2.591	0%
Property, plant and equipment	153.785	155.108	-1%
Intangible assets	3.049	1.917	59%
Using rights	154.027	161.231	-4%
	2.194.740	**2.158.575**	**2%**
Total assets	**3.462.664**	**3.508.075**	**-1%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	09/30/2023	06/30/2023	Change
Current liabilities			
Trade accounts payable and other obligations	248.084	176.115	41%
Loans, financing and debentures	208.501	198.213	5%
Labor obligations	15.433	23.405	-34%
Derivative financial instruments	20.578	22.006	-6%
Other liabilities	610	156.666	n.a.
Lease liabilities	47.705	55.502	-14%
	540.911	**631.907**	**-14%**
Non-current liabilities			
Trade accounts payable and other obligations	32.710	31.424	4%
Loans, financing and debentures	338.167	356.425	-5%
Diferred taxes	20.732	20.654	0%
Lease liabilities	269.946	261.831	3%
Derivative financial instruments	1.386	831	67%
Provision for legal claims	970	1.292	-25%
Related parties transactions	6.900	6.569	5%
	670.811	**679.026**	**-1%**
Total liabilities	**1.211.722**	**1.310.933**	**-8%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(11.385)	(13.423)	-15%
Treasury shares	(43.648)	(50.807)	-14%
Profits reserves	364.888	364.888	0%
Proposed additional dividends	256.223	256.223	0%
Comprehensive Income	78.237	63.619	23%
Accumulated profit	29.985	-	n.a.
Total equity	**2.250.942**	**2.197.142**	**2%**
Total liabilities and equity	**3.462.664**	**3.508.075**	**-1%**

CASH FLOW

(R$ thousand)	1Q24	1Q23	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	29.985	42.002	-29%
Adjustments to reconcile net income			
Depreciation and amortization	31.663	25.339	25%
Farm Sales Gain	(372)	(902)	-59%
Residual value of fixed and intangible assets	809	2.771	-71%
Gain unrealized results with derivatives (Net)	20.943	(14.049)	n.a.
Exchange rate, monetary and financial charges (Net)	8.886	(24.554)	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(48.206)	(8.116)	n.a.
Share based Incentive Plan ("ILPA")	-	3.288	n.a.
Income and social contribution taxes	(13.235)	(7.894)	68%
Fair value of biological assets and agricultural products and depletion of harvest	6.146	(18.299)	n.a.
Provision (Reversal) of impairment of agricultural products after harvest	1.373	2.578	-47%
Allowance for doubtful accounts	-	-	n.a.
Provisions for lawsuits	(320)	(193)	66%
	37.672	**1.971**	n.a.
Changes in the Short Term Operating Capital			n.a.
Trade accounts receivable	(41.922)	51.291	n.a.
Inventories	(85.897)	(65.437)	31%
Biological Assets	78.976	88.361	-11%
Recoverable Taxes	(6.909)	(3.793)	82%
Derivative Transactions	20.445	(182)	n.a.
Other assets	6.890	26.786	-74%
Suppliers	84.349	1.689	n.a.
Related parties	(219)	(109)	n.a.
Taxes payable	1.000	6.075	-84%
Labor obligations	(13.783)	(4.239)	n.a.
Advance from customers	(11.376)	(14.962)	-24%
Lease liabilities	(1.949)	(1.251)	56%
Other obligations	436	18.288	-98%
Payments of lawsuits	(2)	(64)	-97%
Additions to investment properties	(46.546)	(18.391)	n.a.
Farm acquisitions	-	(142.211)	n.a.
Farm sales receipts	118.267	85.274	39%
Payment for farm acquisitions	(146.948)	-	n.a.
Net Cash generated by (used in) operating activities	**(7.516)**	**29.096**	**n.a.**
Income tax and social contribution paid	(3.386)	(10.744)	-68%
Net cash generated by (used in) operating activities	**(10.902)**	**18.352**	**n.a.**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(15.027)	(16.681)	-10%
Redemption of (investment in) marketable securities	7.113	62.124	-89%
Net Cash generated by (used in) investment activities	**(7.914)**	**45.443**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	42.841	-	n.a.
Interest from Loans and Financing	(7.289)	(7.990)	-9%
Payment of loans and financing	(56.107)	(55.281)	1%
Generated (provided) net cash by financing activities	**(20.555)**	**(63.271)**	**-68%**
Increase (decrease) in cash and cash equivalents	**(39.371)**	**524**	**n.a.**
FX Variation in cash and cash equivalents	**169**	**(176)**	**n.a.**
Cash and cash equivalents initial balance	383.837	435.493	-12%
Cash and cash equivalents final balance	344.635	435.841	-21%